UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	October 29, 2010	Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: November 1, 2010

EXHIBIT 1
[Translation]
Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2011
[U.S. Accounting Standards]
October 29, 2010

Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591 (URL: http://www.wacoalholdings.jp/ir/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: Director and General Manager of Corporate Planning
	Name: Ikuo Otani	Tel: (075) 682-1028

Scheduled submission date of quarterly report:	November 15, 2010
Scheduled start date of dividend payment:	—
Supplementary materials regarding quarterly business results:	None
Explanatory meeting regarding quarterly business results:	Yes
(Amounts less than 1 million yen have been rounded)
1. Second Quarter of the Fiscal Year Ending March 31, 2011 (April 1, 2010 – September 30, 2010)
(1) Consolidated Business Results

	(% indicates changes from the corresponding period of the previous fiscal year)
							Net Income
							Attributable to
							Wacoal Holdings
	Sales		Operating Income		Pre-tax Net Income		Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Consolidated First Six Months ended September 30, 2010	85,884	5.3	6,153	62.4	5,332	78.9	2,782	34.5
Consolidated First Six Months ended September 30, 2009	81,527	(9.0)	3,789	(53.4)	2,980	(54.9)	2,068	(49.6)

	Net Income	Diluted Net Earnings
	Attributable to	Attributable to
	Wacoal Holdings	Wacoal Holdings
	Corp. Per Share	Corp. Per Share
	Yen	Yen
Consolidated First Six Months ended September 30, 2010	19.70	19.68
Consolidated First Six Months ended September 30, 2009	14.67	14.66

(2)	Consolidated Financial Condition

			Total	Total
		Total Equity	Shareholders’	Shareholders’	Shareholders’
	Total Assets	(Net Assets)	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
As of September 30, 2010	218,503	170,246	168,344	77.0	1,190.44
As of the end of Fiscal Year (March 31, 2010)	223,387	173,553	171,630	76.8	1,215.52

2. Status of Dividends

	Annual Dividend
	End of First	End of Second	End of Third
	Quarter	Quarter	Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2010	—	—	—	20.00	20.00
Fiscal Year Ending March 31, 2011	—	—
Fiscal Year Ending March 31, 2011 (Estimates)			—	20.00	20.00
(Note) Revision of estimated dividends during the Second Quarter: None
3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2011 (April 1, 2010 - March 31, 2011)

(% indicates changes from prior fiscal year)
							Net Income		Net Income
							Attributable to		Attributable to
			Operating		Pre-tax Net		Wacoal Holdings		Wacoal Holdings
	Sales		Income		Income		Corp.		Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Fiscal Year Ending March 31, 2011	168,000	2.9	5,600	47.0	5,100	63.3	3,200	26.8	22.63
(Note) Revision of forecast of consolidated business results during the Second Quarter: Yes
4.	Other (For details, please see “Other Information” on page 7 of the attached materials.)

(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year: None (i.e., changes in specified subsidiaries (tokutei kogaisha) which involve change in scope of consolidation)

(2)	Application of simplified accounting methods and specific accounting methods: None
(i.e., application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements)

(3)	Changes in accounting principles, procedures and indication method:
(i)	Changes due to modifications in accounting standards, etc.: None

(ii)	Changes other than (i) above: None
(4)	Number of Issued Shares (Common Stock)

	Second Quarter ended	Fiscal Year ended
	September 30, 2010	March 31, 2010
(i) Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii) Number of shares held as treasury stock as of the end of:	1,965,389 shares	2,179,739 shares
(iii) Average number of shares during (Consolidated Second Quarter ended September 30):	141,247,104 shares	140,968,032 shares (Second Quarter ended September 30, 2009)

*	Notes on Implementation of Quarterly Review Procedures
This summary of quarterly financial results is not subject to the quarterly review procedures based on the Financial Instruments and Exchange Law. The review procedures for the quarterly financial statements based on the Financial Instruments and Exchange Law had not been completed at the time of disclosure of this summary of quarterly financial results.

*Cautionary Statement regarding Forecast of Business Results
     The forecast of business results is based on information available as of the date these data were released and, due to various risks, uncertainties and other factors arising in the future, actual results may largely differ from our estimates.
     These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of seasonality on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

1.	Qualitative Information Regarding Consolidated Performance during the Second Quarter	2

(1)	Qualitative Information regarding Consolidated Business Results	2

(2)	Qualitative Information regarding Consolidated Financial Condition	5

(3)	Qualitative Information regarding Forecast of Consolidated Business Results	5

2.	Other Information	7

(1)	Summary of Changes in Significant Subsidiaries	7

(2)	Summary of Application of Simplified Accounting Methods and Specific Accounting Methods	7

(3)	Summary of Changes in Accounting Principles, Procedures and Indication Method	7

3.	Consolidated Financial Statements	8

(1)	Consolidated Balance Sheets	8

(2)	Consolidated Quarterly Income Statements	10

(3)	Consolidated Cash Flow Statements	11

(4)	Notes on Going Concern	12

(5)	Segment Information	12

(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity	13

(7)	Status of Sales	13

1.   Qualitative Information Regarding Consolidated Performance during the Second Quarter
(1)  Qualitative Information regarding Consolidated Business Results
     (i) Performance Overview of the Second Quarter
     During the first half of the current fiscal year, the Japanese economy continued to remain in a severe state, despite signs of recovery, including in consumer spending levels. This severe state was a result of continued deterioration in employment and a high risk of a further economic downturn due to the appreciation of the yen, declines in stock prices and general concerns about the direction of the economy caused by the global economic downturn. The women’s fashion and clothing industry continued to experience difficulties as a result of consumers’ cost-consciousness and irregular weather patterns in the beginning of spring followed by a summer of extreme temperatures.
     Under these circumstances and challenges, our group (primarily Wacoal Corp., our core operating entity) sought to improve the strength of our products and to develop products that are responsive to market trends. In addition, we implemented our mid-term plan in April of this year, and began making efforts in strengthening growth and improving profitability.
     As a result, with respect to our consolidated business results for the first half of the current fiscal year, sales increased as compared to the corresponding period of the previous fiscal year, despite a slight decrease in sales from Wacoal Corp. due to (i) an increase in sales from our business in the U.S and China, (ii) the consolidation of the business results of Lecien Corporation (“Lecien”) (which became our wholly-owned subsidiary last year) and (iii) improvement in sales generated by Nanasai Co., Ltd. (“Nanasai”). Operating income increased as compared to the corresponding period of the previous fiscal year due to (i) Wacoal Corp.’s efforts in reducing cost and expense and (ii) improvement in income generated by overseas operation.

Sales:	85,884 million yen
(an increase of 5.3% as compared to the corresponding period of the previous fiscal year)

Operating income:	6,153 million yen
(an increase of 62.4% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:	5,332 million yen
(an increase of 78.9% as compared to the corresponding period of the previous fiscal year)

Net income attributable to	2,782 million yen
Wacoal Holdings Corp.:	(an increase of 34.5% as compared to the corresponding period of the previous fiscal year)
     (ii) Business Overview of the Operating Segment
     a. Wacoal Business (Domestic)
     In Wacoal Corp.’s Wacoal brand business, overall sales exceeded the results of the corresponding period of the previous fiscal year due to the strong performance of the core brassieres. In particular, sales of Ribbon Bra and Pittari Size (perfect fit) Bra, products from our campaign brassiere LALAN, and Su Su Bra, our summer brassiere, exceeded the results for the corresponding period of the previous fiscal year. In addition, as a result of our successful promotional campaigns with the key-word “body aging (physiological changes associated with aging)”, which were based on research results from Wacoal Corp. Human Science Research Center announced in April, sales of Lasee and Gra-P, targeted at middle age and senior consumers, also exceeded the results for the corresponding period of the previous fiscal year. Sales of our mesh fabric products of Cross Walker from our new Style Science functional underwear series showed strong performance; however, overall sales of girdles were below the results for the corresponding period of the previous fiscal year as a result of the weak performance of other products. With respect to Sugoi products, our seasonal summer undergarment, although the features of “slimness, lightness and freshness” were well received by our consumers, overall sales of undergarment were below the results for the corresponding period of the previous fiscal year as they were affected by increased competition from products sold by our competitors. As a result of the above, overall sales of our core Wacoal brand business were below the results for the corresponding period of the previous fiscal year.

     In our Wing brand business, sales of our core brassieres and pants, including our campaign brassieres, S-Style Bra and Kikonashi Up Bra, performed strongly and exceeded the results for the corresponding period of the previous fiscal year. Although sales of Style Up Pants from our Style Science series were strong, sales of our undergarments were affected by the hot summer, mass merchandisers, private-labeled brand products sold by clothing specialty stores and the products sold by our competitors; consequently, the results were below the results for the corresponding period of the previous fiscal year. With respect to men’s undergarment, although the sales of our new product Heya Teko and our functional product, Hai, targeted at senior consumers performed strong, overall sales of our men’s innerwear products were significantly affected by a decrease in sales of Cross Walker as compared to the corresponding period of the previous fiscal year; consequently, the results were below the results for the corresponding period of the previous fiscal year. As a result of the above, coupled with reduced product delivery due to clients’ inventory management measures as well as fewer bargain deals, overall sales of our Wing brand business were below the results for the corresponding period of the previous fiscal year, despite the steady performance of existing stores.
     In our specialty retail stores business, overall sales exceeded the results for the corresponding period of the previous fiscal year due to strong performance of our reasonably-priced brassiere products from our direct retail store AMPHI, as well as steady sales from our Wacoal Factory Stores, which are located in outlet malls.
     Although sales from our existing stores of Une Nana Cool Corp. (a subsidiary of Wacoal Corp. that engages in the specialty retail store business) were below the results for the corresponding period of the previous fiscal year, improvement in sales after August and new store openings helped overall sales to exceed the results for the corresponding period of the previous fiscal year.
     In our wellness business, sales increased significantly as the style and high functionality of our CW-X sports conditioning wear were well received by our consumers. The sales increase was also attributable to the strong performance of trekking skirts and Jyuryu bottoms, our highly functional wear for golf and running, which we currently market with a famous young Japanese professional golfer, Ryo Ishikawa, as our model. With respect to our leggings products, sales channels in TV shopping and catalogue have significantly grown and with respect to our footwear products, sales of our business footwear, Success Walker, which focuses on functionality showed strong performance as a result of advertisements made in public transportation in September. As a result, overall sales from our wellness business largely exceeded the results for the corresponding period of the previous fiscal year.
     In our catalog sales business, sales fell below the results for the corresponding period of the previous fiscal year due to a decrease in the number of purchases for outerwear in our autumn catalogue as a result of the hot summer. In the meantime, our online Wacoal Web Store significantly increased its sales, including of our online limited product, Smaller Showing Bra, which was reintroduced after regaining popularity. As a result, overall sales from our catalog sales business remained the same as the results for the corresponding period of the previous fiscal year.
     As seen above, although sales from our wellness business performed strongly, the overall sales of Wacoal Corp. were below the results for the corresponding period of the previous fiscal year due to lower sales of our core Wacoal and Wing brand products, which fell below the results for the corresponding period of the previous fiscal year. Our operating income, however, largely exceeded the operating income for the corresponding period of the previous fiscal year due to our successful efforts in improving our sales-to-profit ratio and cost-cutting initiatives.

Sales:	59,078 million yen
(a decrease of 1.3% as compared to the corresponding period of the previous fiscal year)

Operating Income:	5,032 million yen
(an increase of 51.5% as compared to the corresponding period of the previous fiscal year)
     b. Wacoal Business (Overseas)
     As for our overseas operations (from January 2010 to June 2010), although sales at department stores, our major clients, in the United States showed signs of recovery, we actively made efforts in expanding our market share and enhancing our product lineup, as well as expanding sales in surrounding countries, to counter the weak consumer spending and concerns over the economic slowdown. Due to the strong performance of our reasonably-priced brassiere and functional bottom products, as well as b.tempt’d products by Wacoal which were launched during the previous fiscal year, overall sales significantly exceeded the results for the corresponding period of the previous fiscal year. With respect to profitability, in addition to an increase in sales, operating income exceeded the results for the corresponding period of the previous fiscal year due to improvement in the sales-to-profit ratio and cost reduction efforts. The exchange rate in the second quarter of the current fiscal year was 90 yen per dollar (compared to 94 yen per dollar for the corresponding period of the previous fiscal year).
     As for our business in China, despite the slowdown in economic growth and elements of instability such as increases in labor costs, we have been successful in gradually expanding business in our existing shops (mainly through the department store channel). Sales from the three brands — our core Wacoal brand, our youth-oriented brand Amphi, and our high value-added brand, Salute — significantly increased from the results for the corresponding period of the previous fiscal year as a result of opening of new shops in inland China. We generated a profit as a result of improvement in sales-to-profit ratio and cost reduction efforts. As a result, both our overall sales and profit from our business in China exceeded the results for the corresponding period of the previous fiscal year.

Sales:	13,586 million yen
(an increase of 5.9% as compared to corresponding period of the previous fiscal year)

Operating Income:	1,169 million yen
(an increase of 45.0% as compared to the corresponding period of the previous fiscal year)
     c. Peach John Business
     With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2010 to August 2010), mail-order sales fell below the results for the corresponding period of the previous fiscal year due to a weak summer and autumn catalog sales following the spring catalog, while sales from our cosmetic beauty catalogue, GJ, showed steady performance. Sales from our direct retail stores also fell below the results for the corresponding period of the previous fiscal year due to a decrease in the number of shops and slowdown in sales at the time of catalogue publication. Although our two directly-managed stores in Hong Kong both performed strongly, and our new shop which opened in Shanghai in August had a fairly good start, overall sales from Peach John business were significantly affected by the weak performance of our domestic business and were below the results for the corresponding period of the previous fiscal year. With respect to profitability, despite our efforts to achieve efficiency by reducing the number of catalogs published and reassessing advertising media, we suffered an operating loss as a result of a decrease in sales.

Sales:	6,098 million yen (a decrease of 5.0% as compared to the corresponding period of the previous fiscal year)

Operating Loss:	265 million yen (as compared to 144 million yen of operating loss incurred for the corresponding period of the previous fiscal year)
     d. Other1
     With respect to the business of Lecien, sales from our core innerwear and outerwear products and Material business, which handles lace materials, were below the results for the corresponding period of the previous fiscal year. In the Art/Hobby business, sales of embroidery thread and sewing fabrics for handicrafts showed steady performance and exceeded the results for the corresponding period of the previous fiscal year. Although overall sales from Lecien were below the results for the corresponding period of the previous fiscal year as a result of poor performance of our core products and absence of sales from our underperforming business which was liquidated during the previous fiscal year, operating income improved as compared to the corresponding period of the previous fiscal year and achieved a surplus as we were successful in liquidating the underperforming business and cutting costs. As for Nanasai, which engages in manufacturing, sales and retail business of mannequins and interior design and construction of stores at commercial facilities, sales greatly exceeded the results for the corresponding period of the previous fiscal year as a result of steady

[1]	In our annual report on Form 20-F for the year ended March 31, 2010, that was filed with the SEC on July 16, 2010, Nanasai was presented as a separate business segment rather than within the “Other” business segment. Including Nanasai in the Other business segment is consistent with our internal management reporting practice and permissible under Japanese law for the purpose of this form of earnings release disclosure.

orders for mannequin rental and shop renovation request from department stores, our major clients. With respect to profitability, operating income improved as compared to the corresponding period of the previous fiscal year and achieved a surplus as we conducted thorough reassessment of costs.

Sales:	13,433 million yen
(an increase of 65.7% as compared to the corresponding period of the previous fiscal year)

Operating income:	217 million yen
(as compared to 195 million yen of operating loss for the corresponding period of the previous fiscal year)
(2) Qualitative Information regarding Consolidated Financial Condition
     (i) Status of Assets, Liabilities and Total Shareholders’ Equity
     Our total assets as of the end of the current consolidated second quarter were 218,503 million yen, a decrease of 4,884 million yen from the end of the previous fiscal year, as a result of a decrease in investments due to changes in stock prices.
     With respect to liabilities, our current liabilities were 48,257 million yen, a decrease of 1,577 million yen from the end of the previous fiscal year, as a result of a decrease in short-term bank loans and accounts payable under current liabilities, and a decrease of deferred tax liabilities under long-term liabilities.
     Shareholders’ equity was 168,344 million yen, a decrease of 3,286 million yen from the end of the previous fiscal year due to foreign currency exchange adjustments and fluctuations of unrealized gain on securities.
     As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated second quarter was 77.0%, an increase of 0.2% from the end of previous fiscal year.
     (ii) Cash Flow Status
     Cash and cash equivalents as of the end of the second quarter of the current fiscal year were 23,798 million yen, a decrease of 519 million yen from the end of the previous fiscal year.
     (Cash From Operating Activities)
     Cash from operating activities was 5,473 million yen, an increase of 1,906 million yen as compared to the corresponding period of the previous fiscal year, due to increases in depreciation expenses and other liabilities, etc.
     (Cash Used in Investment Activities)
     Cash used in investment activities was 2,103 million yen, a decrease of 2,128 million yen of cash from investment activities as compared to the corresponding period of the previous fiscal year, due to an increase in time deposits and acquisition of tangible fixed assets, etc.
     (Cash Flow Used in Financing Activities)
     Cash used in financing activities was 3,534 million yen, an increase of 313 million yen as compared to the corresponding period of the previous fiscal year, due to cash dividend payment, etc.
(3) Qualitative Information regarding Forecast of Consolidated Business Results
     With the growing concerns over economic downturn, we expect to continually face a difficult business environment surrounding our group. Despite such difficult business environment, we plan to expand sales by making efforts to continuously develop products with real value with our group’s high-quality and highly-functional manufacturing technologies.
     As for Wacoal Corp., our “love aging” promotion campaigns with the key-word “body aging (physiological changes associated with aging)” based on the research results from Wacoal Corp. Human Science Research Center have been well received by our consumers, and we plan to stimulate consumer consciousness toward undergarments by expanding such campaigns. In addition, we will promote and develop products and shops using the resources of our group as a whole, including Lecien, and we will actively make efforts to expand our specialty retail store business and wellness business, which we believe have further growth potential.
     As for our overseas business, our business in the United States continues to show steady performance. We will make efforts to further enhance our product lineup, including launch of new products and expansion of sales channels. In China, our business is rapidly expanding despite the various risk factors, and we will promote our shop openings by responding to the changes in the business environment and expand sales by proactively conducting promotional activities.
     As for the Peach John business, we will promote business model transformation, corporate structural reform, and restructuring and renovation to streamline our business operations in order to respond to the changes in the business environment and to be on a growth path again. Also, we will actively develop our business in China.
     In the meantime, the effect of foreign exchange conversion on our consolidation of the results of our overseas business caused by the ongoing appreciation of the yen is increasing, and we expect to continue to face a very difficult business environment in the domestic market.
     With respect to our forecast of consolidated business results for the whole Fiscal Year, we have revised our forecast of financial results which we announced on May 11, 2010 as follows in accordance with the above-described developments of our business and the financial results for the consolidated second quarter of the Fiscal Year ending March 31, 2011. We have reflected the potential volatility in profits caused by the above-described special factors or one-time events in our forecast of consolidated business results. The exchange rate used in the forecast is 86 yen per dollar.

Sales:	168,000 million yen
(an increase of 2.9% as compared to the corresponding period of the previous fiscal year)

Operating income:	5,600 million yen
(an increase of 47.0% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:	5,100 million yen
(an increase of 63.3% as compared to the corresponding period of the previous fiscal year)

Net income attributable to	3,200 million yen
Wacoal Holdings Corp.:	(an increase of 26.8% as compared to the corresponding period of the previous fiscal year)

2. Other Information

(1)	Summary of Changes in Significant Subsidiaries:
Not applicable.

(2)	Summary of Application of Simplified Accounting Methods and Specific Accounting Methods:
Not applicable.

(3)	Summary of Changes in Accounting Principles, Procedures and Indication Method:
Not applicable.

3. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Current Consolidated
	Second Quarter	Previous Fiscal Year
Accounts	as of September 30, 2010	as of March 31, 2010	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen
I. Current assets:

Cash and bank deposits	23,798	24,317	(519)
Time deposits	875	—	875
Marketable securities	6,050	6,529	(479)
Receivables:
Notes receivable	495	469	26
Accounts receivable — trade	23,475	21,116	2,359

	23,970	21,585	2,385
Allowance for returns and doubtful receivables	(2,070)	(1,972)	(98)

	21,900	19,613	2,287
Inventories	31,834	32,103	(269)
Deferred tax assets	4,551	4,595	(44)
Other current assets	2,294	2,776	(482)

Total current assets	91,302	89,933	1,369

II. Tangible fixed assets:

Land	21,913	22,012	(99)
Buildings and structures	61,218	61,585	(367)
Machinery and equipment	14,458	14,773	(315)
Construction in progress	343	103	240

	97,932	98,473	(541)
Accumulated depreciation	(46,950)	(46,653)	(297)

Net tangible fixed assets	50,982	51,820	(838)

III. Other assets:

Investments in affiliated companies	14,239	14,769	(530)
Investments	31,200	35,828	(4,628)
Goodwill	11,203	11,203	—
Other intangible fixed assets	11,890	12,351	(461)
Prepaid pension cost	727	263	464
Deferred tax assets	922	935	(13)
Other	6,038	6,285	(247)

Total other assets	76,219	81,634	(5,415)

Total Assets	218,503	223,387	(4,884)

	Current Consolidated
	Second Quarter	Previous Fiscal Year
Accounts	as of September 30, 2010	as of March 31, 2010	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen
I. Current liabilities:
Short-term bank loans	6,821	7,941	(1,120)
Payables:
Notes payable	1,460	2,174	(714)
Accounts payable — trade	11,168	9,161	2,007
Accounts payable	4,454	5,975	(1,521)

	17,082	17,310	(228)
Accrued payroll and bonuses	6,000	5,927	73
Accrued taxes	2,682	2,105	577
Other current liabilities	3,286	2,400	886

Total current liabilities	35,871	35,683	188

II. Long-term liabilities:
Reserves for retirement benefits	2,228	2,269	(41)
Deferred tax liabilities	7,647	9,380	(1,733)
Other long-term liabilities	2,511	2,502	9

Total long-term liabilities	12,386	14,151	(1,765)

Total liabilities	48,257	49,834	(1,577)

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,378	29,366	12
III. Retained earnings	137,113	137,155	(42)
IV. Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(8,961)	(7,505)	(1,456)
Unrealized gain on securities	1,429	3,669	(2,240)
Pension liability adjustment	(1,615)	(1,783)	168
V. Treasury stock	(2,260)	(2,532)	272

Total shareholders’ equity	168,344	171,630	(3,286)
VI. Noncontrolling interests	1,902	1,923	(21)

Total equity	170,246	173,553	(3,307)

Total liabilities and equity	218,503	223,387	(4,884)

(2) Consolidated Quarterly Income Statements

	Previous Consolidated		Current Consolidated
	Second Quarter		Second Quarter
	(From April 1, 2009		(April 1, 2010		Increase/
Accounts	to September 30, 2009)		to September 30, 2010)		(Decrease)
	Million Yen	%	Million Yen	%	Million Yen
I. Sales	81,527	100.0	85,884	100.0	4,357
II. Operating expenses
Cost of sales	38,875	47.7	41,638	48.5	2,763
Selling, general and administrative expenses	38,863	47.7	38,093	44.3	(770)

Total operating expenses	77,738	95.4	79,731	92.8	1,993

Operating income	3,789	4.6	6,153	7.2	2,364
III. Other income and (expenses):
Interest income	78	0.1	46	0.1	(32)
Interest expense	(60)	(0.1)	(55)	(0.1)	5
Dividend income	368	0.5	361	0.4	(7)
Gain on sale and exchange of marketable securities and/or investment securities	2	0.0	5	0.0	3
Valuation loss on investment in marketable securities and/or investment securities	(1,198)	(1.4)	(1,047)	(1.2)	151
Other profit and (loss), net	1	0.0	(131)	(0.2)	(132)

Total other income (expenses)	(809)	(0.9)	(821)	(1.0)	(12)

Pre-tax net income	2,980	3.7	5,332	6.2	2,352
Income taxes	1,471	1.8	2,906	3.4	1,435

Equity in net income of affiliated companies and net income before profit (loss) attributable to noncontrolling interests	1,509	1.9	2,426	2.8	917
Equity in net income of affiliated companies	510	0.6	440	0.5	(70)

Net income	2,019	2.5	2,866	3.3	847
Profit and (loss) attributable to noncontrolling interests	49	0.0	(84)	(0.1)	(133)

Net income attributable to Wacoal Holdings Corp.	2,068	2.5	2,782	3.2	714

(Note)	Applying U.S. Financial Accounting Standards Board (FASB) Statement No. 220: “Comprehensive Income”, the increase/(decrease) of quarterly comprehensive profit and loss attributable to Wacoal Holdings Corp. for (1) the consolidated second quarter of the fiscal year ended March 31, 2010 and (2) the consolidated second quarter of the fiscal year ending March 31, 2011 was 6,887 million yen and (746) million yen, respectively.

(3) Consolidated Cash Flow Statements

	Previous Consolidated Second Quarter	Current Consolidated Second Quarter
Accounts	(April 1, 2009 to September 30, 2009)	(April 1, 2010 to September 30, 2010)
	Million Yen	Million Yen
I. Operating activities
1. Net income	2,019	2,866
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	2,269	2,264
(2) Allowance for returns and doubtful receivables	80	117
(3) Deferred taxes	(1,068)	(160)
(4) Gain/(loss) on sale of fixed assets	49	(145)
(5) Valuation loss on investment in marketable securities and investment securities	1,198	1,047
(6) Gain (loss) on sale and exchange of marketable securities and investment securities	(2)	(5)
(7) Equity in net income of affiliated companies (after dividend income)	(147)	(63)
(8) Changes in assets and liabilities
Increase in receivables	(677)	(2,533)
Increase in inventories	(1,391)	(29)
Decrease in other current assets	844	458
Increase (decrease) in payables and accounts payable	(1,746)	264
Increase (decrease) in reserves for retirement benefits	121	(215)
Increase in other liabilities	1,933	1,275
(9) Other	85	332

Net cash flow from (used in) operating activities	3,567	5,473

II. Investing activities
1. Net increase (decrease) in time deposits	—	(903)
2. Proceeds from sales and redemption of marketable securities	5,393	929
3. Acquisition of marketable securities	(2,509)	(483)
4. Proceeds from sales of fixed assets	131	351
5. Acquisition of tangible fixed assets	(1,874)	(1,405)
6. Acquisition of intangible fixed assets	(937)	(396)
7. Proceeds from sale of investments	—	32
8. Acquisition of investments	(544)	(276)
9. Proceeds from acquisition of shares of the newly consolidated subsidiaries	362	—
10. Other	3	48

Net cash flow provided by (used in) investing activities	25	(2,103)

III. Financing activities
1. Net increase (decrease) in short-term bank loans	449	(1,114)
2. Proceeds from issuance of long-term debt	—	200
3. Repayment of long-term debt	(160)	(53)
4. Increase (decrease) in of treasury stock	1	257
5. Dividends paid in cash	(3,511)	(2,824)

Net cash flow provided by (used in) financing activities	(3,221)	(3,534)

IV. Effect of exchange rate on cash and cash equivalents	348	(355)

V. Increase (decrease) in cash and cash equivalents	719	(519)
VI. Initial balance of cash and cash equivalents	22,939	24,317

VII. Period end balance of cash and cash equivalents	23,658	23,798

Additional Information

Cash paid for:
Interest	62	56
Income taxes, etc.	865	2,133
Investment activities without cash disbursement:
Acquisition amount of shares of consolidated subsidiaries through stock swap	2,489	—

(4)	Notes on Going Concern

Not applicable.

(5)	Segment Information

(i)	Operating Segment Information
     Previous Consolidated Second Quarter (From April 1, 2009 to September 30, 2009)
(Unit: Million Yen)

	Wacoal business	Wacoal business				Elimination or
	(Domestic)	(Overseas)	Peach John business	Other	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	58,951	9,510	6,416	6,650	81,527	—	81,527
(2) Internal sales or transfers among segments	887	3,322	3	1,457	5,669	(5,669)	—

Total	59,838	12,832	6,419	8,107	87,196	(5,669)	81,527

Operating income (loss)	3,322	806	(144)	(195)	3,789	—	3,789

Current Consolidated Second Quarter (From April 1, 2010 to September 30, 2010)
(Unit: Million Yen)

	Wacoal business	Wacoal business				Elimination or
	(Domestic)	(Overseas)	Peach John business	Other	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	57,947	10,567	6,081	11,289	85,884	—	85,884
(2) Internal sales or transfers among segments	1,131	3,019	17	2,144	6,311	(6,311)	—

Total	59,078	13,586	6,098	13,433	92,195	(6,311)	85,884

Operating income (loss)	5,032	1,169	(265)	217	6,153	—	6,153

(Note)	1.	As of the end of fiscal year ended March 31, 2010, FASB ASC 280 “Segment Reporting” has been applied in our financial statements. In accordance with the application of this FASB ASC 280, the segment information for the previous consolidated second quarter has been changed and presented as applicable.

	2.	In our annual securities report for the year ended March 31, 2010, Nanasai was presented as a separate business segment rather than within the “Other” business segment. However, Nanasai is included in the Other business segment in this earnings release disclosure.

	3.	Core products of respective businesses:
		Wacoal business (Domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
		Wacoal business (Overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
		Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, etc.
		Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

(ii)	Segment Information by Region
     Previous Consolidated Second Quarter (From April 1, 2009 to September 30, 2009)
(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Sales to outside customers	71,917	3,905	5,705	81,527
Distribution ratio	88.2%	4.8%	7.0%	100.0%

Operating income	2,617	681	491	3,789

Current Consolidated Second Quarter (From April 1, 2010 to September 30, 2010)
(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Sales to outside customers	75,086	4,594	6,204	85,884
Distribution ratio	87.4%	5.4%	7.2%	100.0%

Operating income	4,586	677	890	6,153

(Note) 1.	Countries or areas are classified according to geographical proximity.

2.	Major countries and areas included in the respective segments other than Japan:

Asia: various countries of East Asia and Southeast Asia

Europe/N.A.: North America and European countries
(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(7)	Status of Sales

		Previous Second Quarter		Current Second Quarter
		(April 1, 2009 to		(April 1, 2010 to
		September 30, 2009)		September 30, 2010)		Increase/(Decrease)
Type of product		Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
Innerwear	Foundation and lingerie	58,608	71.9	61,690	71.8	3,082	5.3
	Nightwear	4,814	5.9	4,334	5.1	(480)	(10.0)
	Children’s underwear	894	1.1	855	1.0	(39)	(4.4)

	Subtotal	64,316	78.9	66,879	77.9	2,563	4.0

Outerwear/Sportswear		8,082	9.9	8,739	10.2	657	8.1

Hosiery		853	1.1	880	1.0	27	3.2

Other textile goods and related products		3,605	4.4	3,722	4.3	117	3.2

Other		4,671	5.7	5,664	6.6	993	21.3

	Total	81,527	100.0	85,884	100.0	4,357	5.3